EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Spark Energy, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-3 (No. 333-206391) and on Form S-8 (No. 333-197738) of Spark Energy, Inc. of our report dated March 2, 2017, with respect to the consolidated balance sheets of Spark Energy, Inc. as of December 31, 2016 and 2015, and the related combined and consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2016, for which the report appears in the December 31, 2016 Annual Report on Form 10-K of Spark Energy, Inc.

/s/KPMG LLP
Houston, Texas
March 2, 2017